# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# AV Seals Labor Group 2018 Income Statement
## Income Statement - unaudited
## #REF!

| | Sep 2018-Dec 2018 |
|---|---|
| **REVENUES** | |
| Sales | $ 501,243.63 |
| Other Revenue | - |
| **TOTAL REVENUES** | **501,243.63** |
| | |
| **COST OF GOODS SOLD** | |
| Independent Contractor Payments | 381,813.41 |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | 381,813.41 |
| | |
| **GROSS PROFIT (LOSS)** | 119,430.22 |
| | |
| **OPERATING EXPENSES** | |
| Advertising and Promotion | - |
| Bank Service Charges | 100.00 |
| Business Licenses and Permits | 900.00 |
| Computer and Internet | 339.85 |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | 2,400.00 |
| Meals and Entertainment | 772.30 |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | 850.00 |
| Occupancy | - |
| Rental Payments | - |
| Salaries | 20,000.00 |
| Payroll Taxes and Benefits | 491.00 |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | 25,853.15 |
| | |
| **OPERATING PROFIT (LOSS)** | 93,577.07 |
| | |
| **INTEREST (INCOME), EXPENSE & TAXES** | |
| Interest (Income) | - |
| Interest Expense | - |

| Income Tax Expense | - |
|---|---|
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - |
| | |
| **NET INCOME (LOSS)** | $ 93,577.07 |

# AV Seals Labor Group LLC 2018
# Balance Sheet

|  |  | Sep 2018-Dec 2018 |
| --- | --- | --- |
| **ASSETS** |  |  |
| **Current Assets:** |  |  |
| Cash | $ | 96,427.54 |
| Petty Cash |  | - |
| Accounts Receivables |  | - |
| Inventory |  | - |
| Prepaid Expenses |  | - |
| Employee Advances |  | - |
| Temporary Investments |  | - |
| **Total Current Assets** |  | 96,427.54 |
|  |  |  |
| **Fixed Assets:** |  |  |
| Land |  | 481,423.00 |
| Buildings |  | - |
| Furniture and Equipment |  | - |
| Computer Equipment |  | - |
| Vehicles |  | 14,000.00 |
| Less: Accumulated Depreciation |  | - |
| **Total Fixed Assets** |  | 495,423.00 |
|  |  |  |
| **Other Assets:** |  |  |
| Trademarks |  | - |
| Patents |  | - |
| Security Deposits |  | - |
| Other Assets |  | - |
| **Total Other Assets** |  | - |
|  |  |  |
| **TOTAL ASSETS** | $ | **591,850.54** |
|  |  |  |
| **LIABILITIES** |  |  |
| **Current Liabilities:** |  |  |
| Accounts Payable |  | 381,813.41 |
| Business Credit Cards |  | - |
| Sales Tax Payable |  | - |
| Payroll Liabilities |  | - |
| Other Liabilities |  |  |
| Current Portion of Long-Term Debt |  | - |
| **Total Current Liabilities** |  | 381,813.41 |
|  |  |  |
| **Long-Term Liabilities:** |  |  |
| Notes Payable |  | - |

| | | |
|---|---|---|
| Mortgage Payable | | 2,230.00 |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | 2,230.00 |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | 207,807.13 |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | 207,807.13 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **591,850.54** |
| | | |
| <span style="color:red">Balance Sheet Check</span> | | - |

# AV Seals Labor Group
## Statement of Cash Flow - 2018

|  | Sep-Dec 2018 |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income | 116,428 |
| Adjustments to Reconcile Net Income | 0 |
| to Net Cash Flows From Operating Activities: | |
| Depreciation | - |
| Decrease (Increase) in Operating Assets: | |
| Independent Contractor Payments | 381,813 |
| Inventory | 340 |
| Prepaid Income Taxes | 4,100 |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | 501,244 |
| Credit Cards Payable | |
| Total Adjustments | |
| **Net Cash Flows From Operating Activities** | 116,428 |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of Property and Equipment | - |
| **Net Cash Flows From Investing Activities** | - |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Repayment of Debt | - |
| Member's Withdrawals | - |
| **Net Cash Flows From Financing Activities** | |
| | |
| **NET INCREASE (DECREASE) IN CASH** | 116,428 |
| | |
| **CASH - BEGINNING** | |
| | |
| **CASH - ENDING** | 116,428 |

Charles webber

I, _____, certify that:

1. The financial statements of AV Seals Labor Group LLC included in this Form are true and complete in all material respects; and
2. The tax return information of AV Seals Labor Group LLC has not been included in this Form as AV Seals Labor Group LLC was formed on 08/24/2018 and has not filed a tax return to date.

Signature

DocuSigned by:

*Charles Webber*

4FCC5C38EB6B42B...

Name:  Charles webber

Title:  Ceo